Exhibit (e)(7)

October 20, 2011

Via Email: John T. Twichell@pjc.com

Board of Directors

McCormick & Schmick’s Seafood Restaurants, Inc.

c/o Piper Jaffray & Co.

Attention: John T. Twichell

345 California Street, Ste. 2400

San Francisco, CA 94104

Gentlemen:

We want to reiterate our willingness to promptly conclude an agreement to acquire all of the outstanding common stock of McCormick & Schmick’s Seafood Restaurants, Inc. (“MSSR” or the “Company”) not already owned by Landry’s, Inc. and its affiliates. Over the past few months, we have dedicated significant time and resources toward evaluating the Company, including the engagement of outside legal counsel in connection with the negotiation of a definitive merger agreement, financing sources to secure a firm commitment upon execution of a definitive merger agreement, and financial advisors to determine a fair price for the Company’s shares. For the reasons set forth below, in consultation with our advisors, we have determined that our best and final offer is $8.75 per share. We think time is of the essence to conclude a definitive merger agreement as the Company’s results continue to be negatively impacted.

Our offer represents a full and fair valuation of the Company, given the Company’s declining operating performance. In June 2011, we were provided a confidential information memorandum that included 2011 Pro Forma Adjusted EBITDA of $24.9 million. Based on the Company’s financial performance as of September 30, 2011, after crediting all pro forma adjustments contemplated in the Company’s confidential information memorandum and updated Period 9 financial data provided to us of $5.3 million in the aggregate, and assuming the Company’s 2011 fourth quarter financial results will be consistent with the Company’s first nine months, the Company will miss its 2011 Adjusted EBITDA projection by a range of $2.5 million to $3.5 million. This equates to a 10% to 15% decrease in Adjusted EBITDA while our offer of $8.75 per share is only a 5% reduction in purchase price.

To attain 2011 Adjusted EBITDA of $24.9 million, the Company would need to see in its 2011 fourth quarter, a substantial increase in EBITDA from the Company’s 2010 fourth quarter. Based on industry trends, rising commodity costs and the Company’s past performance, we do

McCormick & Schmick’s Seafood Restaurants, Inc.

October 20, 2011

not believe the Company’s 2011 fourth quarter results will outperform the Company’s 2010 fourth quarter results. In addition, G&A savings will not change our valuation of the Company in any meaningful way, since we are purchasing store level cash flow. Our offer price of $8.75 reflects a significant premium to shareholders compared not only to the Company’s valuation but also to yesterday’s closing market price of $6.77 per share and it is in the best interest of the Company and its stockholders to immediately conclude a definitive merger agreement.

Landry’s appreciates that the Board of Directors and its financial advisors have fashioned a process by which MSSR has had the opportunity to fully explore strategic alternatives. We believe stockholders are expecting the Board of Directors to bring this process to a prompt conclusion with a transaction that provides a high degree of certainty that they will receive immediate full and fair value for their shares. The benefits of commencing a transaction with us are clear - MSSR’s stockholders will receive immediate liquidity at a price and premium fully reflecting MSSR’s value. In addition, our offer is not subject to a financing condition or a due diligence condition. We have worked with Jefferies throughout this process so that they would be able to provide a commitment letter upon execution of a definitive merger agreement. As previously stated, we will use our available resources and provide the firm commitment letter from Jefferies to the Company to finance the transaction simultaneously with the execution of a definitive merger agreement. We will complete any necessary confirmatory due diligence in no more than two weeks from the date we are granted exclusivity.

It is our preference to proceed with a friendly transaction because we believe that the Company’s value will continue to erode unless an acquisition by a strategic acquirer is concluded promptly. We believe that the status quo will only result in a costly proxy contest in 2012 which we believe should be avoided. To this end, our law firm is sending today another mark-up of the Agreement and Plan of Merger and we request a two week exclusivity period to commence immediately.

This offer will expire at 5:00 p.m. (Eastern Time) on October 21, 2011. We look forward to hearing from you.

Sincerely,

/s/ Tilman J. Fertitta
Tilman J. Fertitta
Chairman and CEO